Sizzle Acquisition Corp.

4201 Georgia Avenue NW

Washington DC 20011

November 2, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention: Thomas Jones

Re:	Sizzle Acquisition Corp.

Registration Statement on Form S-1

Filed March 11, 2021, as amended

File No. 333-254182

Dear Mr. Jones:

Pursuant to Rule 461(a) of the General Rules and Regulations under the Securities Act of 1933, as amended, Sizzle Acquisition Corp. hereby respectfully requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. ET on November 3, 2021, or as soon as practicable thereafter.

Very truly yours,

/s/ Steve Salis
Steve Salis
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP
Graubard Miller